UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2006 and 2995

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Brown Shoe Company, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 20, 2007

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2006			December 31, 2005
	Non- Participant- Directed	Participant- Directed	Total	Non-Participant-Directed	Participant- Directed	Total

Cash	$1,819,799	$–	$1,819,799	$104,029	$278,520	$382,549
Investments – at fair value	66,395,216	110,972,224	177,367,440	42,529,884	87,250,424	129,780,308
Outstanding loans	–	2,644,852	2,644,852	–	2,880,068	2,880,068
Accrued investment income	–	–	–	465	59,160	59,625
Net assets available for benefits	$68,215,015	$113,617,076	$181,832,091	$42,634,378	$90,468,172	$133,102,550

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2006			Year Ended December 31, 2005
	Non- Participant- Directed	Participant- Directed	Total	Non- Participant- Directed	Participant- Directed	Total

Employer contributions	$3,773,690	$–	$3,773,690	$3,141,636	$–	$3,141,636
Employee contributions	–	9,591,798	9,591,798	–	8,233,963	8,233,963
Investment income	441,372	1,941,184	2,382,556	410,622	2,751,338	3,161,960
Interest income on loans	–	190,959	190,959	–	162,088	162,088
Net realized and unrealized (loss) gain on investments	27,769,981	11,197,829	38,967,810	12,850,970	3,676,916	16,527,886
Participant transfers	(3,048,638)	3,048,638	–	(1,146,008)	1,146,008	–
Plan transfer	–	7,450,048	7,450,048	–	–	–
Withdrawals	(3,355,768)	(10,271,552)	(13,627,320)	(2,971,183)	(8,891,410)	(11,862,593)
Net change	25,580,637	23,148,904	48,729,541	12,286,037	7,078,903	19,364,940
Net assets available for benefits at beginning of year	42,634,378	90,468,172	133,102,550	30,348,341	83,389,269	113,737,610
Net assets available for benefits at end of year	$68,215,015	$113,617,076	$181,832,091	$42,634,378	$90,468,172	$133,102,550

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers salaried and selected hourly employees of Brown Shoe Company, Inc. (the Company) and electing affiliates who are age 21 or older. Selected salaried and hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $70,000 (indexed according to IRS Code Section 414(q)) for the first twelve-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Transfer

On April 22, 2005, the Company acquired the Bennett Footwear Group, LLC. Effective July 1, 2006, the net assets and related participant account balances of the Bennett Footwear Group, LLC 401(k) Savings and Retirement Plan were transferred into the Plan.

Contributions

Participants are allowed to contribute up to 30% of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company contributes 75% of the first 2% and 50% of any amounts between 2% and 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock. Contributions of participants and matching company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and vest in the Company’s matching contribution portion of their accounts ratably based on years of service with full vesting after three years of service. Forfeitures of non-vested company matching contributions are used to reduce future Company contributions. During the year ended

December 31, 2006 and 2005, approximately $90,000 and $70,000 of forfeitures were used to reduce employer contributions, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan. The investment options are trusteed mutual funds. The mix of investments may be changed from one fund to another on a daily basis by participants.

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in company stock, a minimum of $1,000 up to a maximum of $50,000 or 50% of the participant’s account balance, whichever is less. Loan terms range from 1 year to 15 years. Principal and interest are paid ratably through payroll deductions. Interest rates are determined based on current lending rates and are fixed for the term of the loan.

Participant Transfers

Plan participants attaining age 55 or older may diversify their investment in the Company’s common stock by transferring all or part of such holdings in their account to other investment fund choices offered by the Plan. Such transfers totaled $3,048,638 and $1,146,008 in 2006 and 2005, respectively.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship that cannot otherwise be relieved. Substantial financial hardship is defined as an event which requires funds that are not less than one-twelfth of a participant’s annual pay or $1,000. On termination of service due to death, disability, or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Equity securities, which are traded on security exchanges, and mutual funds are valued at fair value based on quoted market values. Participant loans are valued at outstanding amounts, which approximate fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Other

The Company believes the Plan conforms with the requirements of ERISA.

3. Investments

During 2006 and 2005, the Plan’s investments appreciated (depreciated) in fair value by $38,967,810 and $16,527,886, respectively, as follows:

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2006
Brown Shoe Company, Inc. common stock	$27,769,981	$66,395,216
PIMCO Total Return “A” Fund	(56,300)	10,757,635
ABN AMRO Investor Money Market Fund	–	7,475,768
ABN AMRO/Montag & Caldwell Balanced Fund	247,883	5,467,351
Dodge & Cox Stock Fund	5,621,903	41,626,060
Vanguard Institutional Index Fund	1,918,376	16,022,140
ABN AMRO/Montag & Caldwell Growth Fund	645,165	9,109,865
Euro Pacific Growth Fund	2,449,404	16,030,077
Artisan Mid Cap Fund	98,696	–
William Blair Small Cap Growth Fund	272,702	4,483,328
	$38,967,810	$177,367,440

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2005
Brown Shoe Company, Inc. common stock	$12,850,970	$42,489,487
PIMCO Total Return “A” Fund	(167,468)	10,538,794
ABN AMRO Investor Money Market Fund	–	5,869,850
ABN AMRO/Montag & Caldwell Balanced Fund	77,629	4,528,723
Dodge & Cox Stock Fund	1,641,379	32,405,487
Vanguard Institutional Index Fund	386,015	13,517,139
ABN AMRO/Montag & Caldwell Growth Fund	342,270	7,182,744
Euro Pacific Growth Fund	1,311,556	11,158,695
Artisan Mid Cap Fund	85,535	2,089,389
	$16,527,886	$129,780,308

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2006	2005
Brown Shoe Company, Inc. common stock* (2006 – 941,006 units; 2005 – 1,001,402 units)	$66,395,216	$42,489,487
PIMCO Total Return “A” Fund	10,757,635	10,538,794
Dodge & Cox Stock Fund	41,626,060	32,405,487
Vanguard Institutional Index Fund	16,022,140	13,517,139
ABN AMRO/Montag & Caldwell Growth Fund	9,109,865	7,182,744
Euro Pacific Growth Fund	16,030,077	11,158,695

*Non-participant-directed.

The total non-participant-directed investments consist of the following:

	December 31
	2006	2005

Brown Shoe Company, Inc. common stock	$66,395,216	$42,489,487
ABN AMRO Investor Money Market Fund	–	40,397
	$66,395,216	$42,529,884

Non-participant-directed income includes $441,372 and $406,020 of dividends received by the Plan on company stock for the years ended December 31, 2006 and 2005, respectively.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$181,832,091	$133,102,550
Amounts allocated to withdrawing participants	(14,398)	(912,598)
Net assets available for benefits per the Form 5500	$181,817,693	$132,189,952

Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005

Withdrawals by participants per the financial statements	$13,627,320	$11,862,593
Amounts allocated to withdrawing participants at December 31, 2005 and 2004	(912,598)	(317,185)
Amounts allocated to withdrawing participants at December 31, 2006 and 2005	14,398	912,598
Withdrawals by participants per the Form 5500	$12,729,120	$12,458,006

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2006 and 2005, respectively, but not yet paid as of these dates.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated

December 11, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedules

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 43-0197190  Plan 006

December 31, 2006

No. of Shares/Units	Description	Cost	Current Value

941,006	Brown Shoe Company, Inc. common stock*		$66,395,216

1,036,381	PIMCO Total Return “A” Fund		10,757,635

7,475,768	ABN AMRO Investor Money Market Fund	7,475,768	7,475,768

314,940	ABN AMRO/Montag & Caldwell Balanced Fund		5,467,351

271,250	Dodge & Cox Stock Fund		41,626,060

123,637	Vanguard Institutional Index Fund		16,022,140

356,411	ABN AMRO/Montag & Caldwell Growth Fund		9,109,865

344,289	Euro Pacific Growth Fund		16,030,077

176,440	William Blair Small Cap Growth Fund		4,483,328

	Loan Account

–	Participant loans, bearing interest at rates ranging from 5.0% to 10.5% with maturities through 2019		2,644,852

	Total investments (held at end of year)		$180,012,292
*Exempt party in interest to the Plan.

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN 43-0197190  Plan 006

Year Ended December 31, 2006

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) – Series of transactions in excess of 5% of beginning net assets

ABN AMRO	ABN AMRO Investor Money Market Fund	$7,359,288	$–	$7,359,288	$7,359,288	$–
		––	11,696,076	11,696,076	11,696,076	–

ABN AMRO	Brown Shoe Company, Inc. Stock	654,922	–	654,922	654,922	–
		–	944,248	437,737	944,248	506,511

Principal Financial	Brown Shoe Company, Inc. Stock	19,718,855	–	19,718,855	19,718,855	–
		–	22,001,683	20,973,088	22,001,683	1,028,595

Principal Financial	Dodge & Cox Stock Fund	9,694,594	–	9,694,594	9,694,594	–
		–	4,837,175	3,756,402	4,837,175	1,080,773

Principal Financial	Euro Pacific Growth Fund	4,838,680	–	4,838,680	4,838,680	–
		–	2,207,049	1,651,542	2,207,049	555,507

Principal Financial	Interest Bearing Cash Account	3,046,552	–	3,046,552	3,046,552	–
		–	5,084,439	5,084,439	5,084,439	–

There were no category (i), (ii), or (iv) reportable transactions during 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 27, 2007	/s/ Mark E. Hood

Mark E. Hood
SeniorVice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
under the Brown Shoe Company, Inc.
 401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm